













5:37 PM Mon Apr 22

88%

herm update

RESULTS IN MAIL

me, Jeremy 3 — 5:26 PM
Herm update - and request!
to help Herm make it happen! >... Inbox

me 2 — 5:23 PM
Hermus Update
://wefunder.com/halespring > > Thank...

G
me, Peter 4 — 5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox

M
me, Martin 5 — 5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox

P
me, Philip 7 — 5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox

C
me, Chris 3 — 5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox

G
GEHA — **5:04 PM**
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox

The New York Times — 12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox

Prime Video — **11:24 AM**

On Fri, Apr 19, 2024 at 9:56 AM Philip Nadeau <[redacted]> wrote:

Hi Herm -

I hope you are enjoying Florida!

I've been looking into getting the sign offs to invest. Legal and compliance is saying I need to submit a subscription agreement for them to review. Do you have one for this round that you can send? I'm not sure if there is one for a crowdsourcing round.

If not, I'm guessing there would be some work around that we can find.

No rush - obviously this can wait until you are back from Florida.

I hope you are enjoying the sun!

Phil

Sent from my iPhone

On Apr 16, 2024, at 1:17 PM, Michael Hermus <[redacted]> wrote:

Thanks brother - I really appreciate the vote of confidence.

I'll shoot you a text next week so we can bumble our way through planning to get together - at least it's only two Delts, so we are operating at a respectable 50% intellectual capacity!

On Tue, Apr 16, 2024 at 1:09 PM Philip Nadeau <[redacted]> wrote:

Herm!

Congrats on all of the progress! It's great to hear that the product is ready for



















5:36 PM Mon Apr 22 ••• 88%

herm update

RESULTS IN MAIL

me, Jeremy 3 — 5:26 PM
Herm update - and request!
to help Herm make it happen! >... Inbox

me 2 — 5:23 PM
Hermus Update
://wefunder.com/halespring > > Thank...

me, Peter 4 — 5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox

me, Martin 5 — 5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox

me, Philip 7 — 5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox

me, Chris 3 — 5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox

GEHA — **5:04 PM**
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox

The New York Times — 12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox

Prime Video — **11:24 AM**

I forgot to add the required disclosure from WeFunder (for legal compliance):

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

•••

On Wed, Apr 17, 2024 at 6:14 PM Michael Hermus <[redacted]> wrote:

Thanks brother. No worries if it doesn't work for you, but let me know if you have any questions/comments/suggestions!

On Wed, Apr 17, 2024 at 5:10 PM Martin Chavez <[redacted]> wrote:

Hey Herm! Thanks for the information and great to hear about the progress made. Will def take a close look and follow up.

Talk soon -

Martin

On Apr 16, 2024, at 11:29 AM, Michael Hermus <[redacted]> wrote:

CAUTION - External Email

Hey Chav - hope all is well!

I wanted to let you know that we finally decided to go with an equity crowdfunding approach for Halespring, for a couple of reasons. For one thing, we think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of 'super-advocates' that would obviously be very valuable.



















5:37 PM Mon Apr 22 ••• 88%

herm update

RESULTS IN MAIL

me, Jeremy 3 — 5:26 PM
Herm update - and request!
to help Herm make it happen! >... Inbox

me 2 — 5:23 PM
Hermus Update
://wefunder.com/halespring > > Thank...

me, Peter 4 — 5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox

me, Martin 5 — 5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox

me, Philip 7 — 5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox

me, Chris 3 — 5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox

GEHA — **5:04 PM**
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox

The New York Times — 12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox

Prime Video — **11:24 AM**

On Tue, Apr 16, 2024 at 1:09 PM Philip Nadeau [redacted] wrote:

> Herm!
>
> Congrats on all of the progress! It's great to hear that the product is ready for a launch this quarter!!
>
> I am definitely interested in investing. I know I need legal and compliance permission before I can, though I haven't yet gone through that process before for an equity crowdfunding round. I will start looking into the process today. Hopefully there isn't much involved and I can get sign off over the next few days.
>
> I hope you are enjoying Florida! We definitely need to get a dinner on the calendar when you are back in the Northeast.
>
> Best Wishes,
> Phil
>
> Sent from my iPhone
>
> > On Apr 16, 2024, at 11:43 AM, Michael Hermus [redacted] wrote:
> >
> > Hey Phil - hope all is well! We need to actually get together and not just talk about it - when I get back from Florida next week let's make a damn plan.
> >
> > I wanted to let you know that we finally decided to go with an equity crowdfunding approach for Halespring, for a couple of reasons. For one thing, we think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of



















5:38 PM Mon Apr 22 88%

herm update

://wefunder.com/halespring > > Thank...

me, Peter 4 5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox

me, Martin 5 5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox

me, Philip 7 5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox

me, Chris 3 5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox

GEHA 5:04 PM
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox

The New York Times 12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox

Prime Video 11:24 AM
Trailer: 'The Idea of You'
occasional email updates about... Inbox

MIT Tech Connection 10:13 AM
Earth Day, the Choralaries, and Fro...
edu/updates-from-campus/ Por... Inbox

The Parking Spot 2 9:27 AM

Thanks- appreciate it. I forgot to add the required disclosure from WeFunder (for legal compliance):

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

...

> On Sat, Apr 20, 2024 at 2:32 PM Chris Maher [redacted] wrote:
> Hey Mike,
>
> Congrats on the progress and the Crowdfunding campaign! I will take a look at the video and site this weekend and get you any feedback. I am sure you did an excellent job. And happy to coordinate a time to catch up soon!
>
> Best,
> Chris
>
>> On Apr 16, 2024, at 11:52 AM, Michael Hermus [redacted] wrote:
>>
>> Hey Chris- hope all is well! We need to get together soon so we can make a dent in the bi-annual cycle we have historically maintained! I am in Florida this week but I would love to make a plan.
>>
>> I wanted to let you know that we finally decided to go with an equity crowdfunding approach for Halespring, for a couple of reasons. For one thing, we think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of 'super-advocates' that would obviously be very valuable.

herm update   ✕

RESULTS IN MAIL

 ➤ me, Jeremy 3   5:26 PM
Herm update - and request!
to help Herm make it happen! >... Inbox ☆

 me 2   5:23 PM
Hermus Update
://wefunder.com/halespring > > Thank... ☆

 ➤ me, Peter 4   5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox ☆

 ➤ me, Martin 5   5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox ☆

 ➤ me, Philip 7   5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox ☆

 ➤ me, Chris 3   5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox ☆

 GEHA   5:04 PM
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox ☆

 The New York Times   12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox ☆

 Prime Video   11:24 AM

CAUTION - External Email

Hey Chav - hope all is well!

I wanted to let you know that we finally decided to go with an equity crowdfunding approach for Halespring, for a couple of reasons. For one thing, we think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of 'super-advocates' that would obviously be very valuable.

The product itself is almost ready for launch - in fact we are planning to go live this quarter! We just launched the crowdfunding campaign in 'reservation' mode, which let's people express a commitment of interest before we officially file the paperwork for a full launch. We need to clear $50k of reservations in order to do that, but even beyond that number, any early momentum will increase our overall chances of a successful round.

As you probably know, Jeremy is acting as the lead investor for the round, and he has already committed $25K. I totally understand this may not be in the sweet spot for you (or the right timing), but I would be grateful if you could check out the campaign site and see if it's something you could throw a little money behind. Any amount helps and the minimum reservation is only $100 - and it's a fairly painless process. Also, it is a great opportunity to make fun of me, as I was forced to do a video pitch!

We are currently not going 'public' with this raise - we're only reaching out to our 'inner circle' to kickstart the campaign. Of course, once the campaign goes fully live, I would also welcome any help getting the word out far and wide, or even near and narrow to specific folks who might be interested.

https://wefunder.com/halespring

Thanks in advance for any help, and hope to catch up live soon.

Herm

This e-mail is intended only for the person or entity to which it is addressed and may



















5:37 PM Mon Apr 22 88%

herm update

RESULTS IN MAIL

me, Jeremy 3 — 5:26 PM
Herm update - and request!
to help Herm make it happen! >... Inbox

me 2 — 5:23 PM
Hermus Update
://wefunder.com/halespring > > Thank...

me, Peter 4 — 5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox

me, Martin 5 — 5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox

me, Philip 7 — 5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox

me, Chris 3 — 5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox

GEHA — **5:04 PM**
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox

The New York Times — 12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox

Prime Video — **11:24 AM**

Hey Phil - hope all is well! We need to actually get together and not just talk about it - when I get back from Florida next week let's make a damn plan.

I wanted to let you know that we finally decided to go with an equity crowdfunding approach for Halespring, for a couple of reasons. For one thing, we think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of 'super-advocates' that would obviously be very valuable.

The product itself is almost ready for launch - in fact we are planning to go live this quarter! We just launched the crowdfunding campaign in 'reservation' mode, which let's people express a commitment of interest before we officially file the paperwork for a full launch. We need to clear $50k of reservations in order to do that, but even beyond that number, any early momentum will increase our overall chances of a successful round.

Zoner is acting as the lead investor for the round, and he has already committed $25K. I would be grateful if you could check out the campaign site - it is a great opportunity to make fun of me, as I was forced to do a video pitch!

We are currently not going 'public' with this raise - we're only reaching out to our 'inner circle' to kickstart the campaign. Of course, once the campaign goes fully live, I would also welcome any help getting the word out far and wide, or even near and narrow to specific folks who might be interested.

https://wefunder.com/halespring

Thanks in advance for any help, and hope to catch up live soon.

Herm























5:38 PM Mon Apr 22 ••• 87%

herm update

://wefunder.com/halespring > > Thank...

G me, Peter 4 5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox

M me, Martin 5 5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox

P me, Philip 7 5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox

C me, Chris 3 5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox

G GEHA 5:04 PM
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox

The New York Times 12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox

Prime Video 11:24 AM
Trailer: 'The Idea of You'
occasional email updates about... Inbox

M **MIT Tech Connection** 10:13 AM
Earth Day, the Choralleries, and Fro...
edu/updates-from-campus/ Por... Inbox

The Parking Spot 2 9:27 AM

On Apr 16, 2024, at 11:52 AM, Michael Hermus [redacted] wrote:

Hey Chris- hope all is well! We need to get together soon so we can make a dent in the bi-annual cycle we have historically maintained! I am in Florida this week but I would love to make a plan.

I wanted to let you know that we finally decided to go with an equity crowdfunding approach for Halespring, for a couple of reasons. For one thing, we think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of 'super-advocates' that would obviously be very valuable.

The product itself is almost ready for launch - in fact we are planning to go live this quarter! We just launched the crowdfunding campaign in 'reservation' mode, which let's people express a commitment of interest before we officially file the paperwork for a full launch. We need to clear $50k of reservations in order to do that, but even beyond that number, any early momentum will increase our overall chances of a successful round.

A good friend of mine is acting as the lead investor for the round, and he has already committed $25K. Of course, I would be grateful if you could check out the campaign site and see what you think - I know it is too early for your fund and also you are in lean founder mode, but the minimum investment is $100 and every bit helps! Also, it is a great opportunity to make fun of me, as I was forced to do a video pitch...

We are currently not going 'public' with this raise - we're only reaching out to our 'inner circle' to kickstart the campaign. Of course, once the campaign goes fully live, I would also welcome any help getting the word out far and wide, or even near and narrow to specific folks who might be interested.

https://wefunder.com/halespring

Thanks in advance for any help, and hope to catch up live soon.

Herm

5:37 PM Mon Apr 22 ••• 88%

herm update

RESULTS IN MAIL

me, Jeremy 3 5:26 PM
Herm update - and request!
to help Herm make it happen! >... Inbox

me 2 5:23 PM
Hermus Update
://wefunder.com/halespring > > Thank...

me, Peter 4 5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox

me, Martin 5 5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox

me, Philip 7 5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox

me, Chris 3 5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox

GEHA **5:04 PM**
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox

The New York Times 12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox

Prime Video **11:24 AM**

me 5:15 PM
to Philip

Speaking of which, I forgot to add the required disclosure from WeFunder (for legal compliance):

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

•••

On Fri, Apr 19, 2024 at 10:11 AM Michael Hermus [redacted] wrote:

Phil! We don't have the ACTUAL agreement yet because the round isn't fully "live" until we file our paperwork, and we need to get $50k of "reservations" to do that. That should hopefully happen soon but many of the people on my list are traveling this week. The upside is that right now you aren't actually investing yet - it's just an expression of interest, and you still need to confirm the investment once we file the paperwork. Technically I suppose you could make the argument that it doesn't require sign-off until you actually make the investment.

In the meantime, here is what WeFunder says (we are using the WeFunder SAFE):

https://wefunder.com/faq/securities

On Fri, Apr 19, 2024 at 9:56 AM Philip Nadeau [redacted] wrote:

Hi Herm -

I hope you are enjoying Florida!

I've been looking into getting the sign offs to invest. Legal and compliance is saying I need to submit a subscription agreement for them to review. Do you have one for this round that you can send? I'm not sure if there is one for a crowdsourcing round.

If not, I'm guessing there would be some work around that we can find.





















5:39 PM Mon Apr 22 87%

hermus update

RESULTS IN MAIL

me, Jeremy 3 — 5:26 PM
Herm update - and request!
AM Michael Hermus > wrote: >... Inbox

me 2 — 5:23 PM
Hermus Update
PM Michael Hermus wrote: > Hey Luk...

me, Hillary 5 — 5:21 PM
Hermus Update
PM Michael Hermus wrote: > D... Inbox

G — me, Peter 4 — 5:20 PM
Herm Update
PM Michael Hermus wrote: > N... Inbox

M — me, Martin 5 — 5:19 PM
Herm Update
PM Michael Hermus wrote: > T... Inbox

E — Eric, Jake 7 — 5:15 PM
Financials and Form C documents revi...
for the update. Let me know on... Inbox
image.png

P — me, Philip 7 — 5:15 PM
Herm Update
AM Michael Hermus wrote: > P... Inbox

C — me, Chris 3 — 5:14 PM
Herm Update
, Michael Hermus > wrote: > >... Inbox

On Tue, Apr 16, 2024 at 11:59 AM Michael Hermus <[redacted]> wrote:

Hey Palmer people- hope all is well! I am still in withdrawal from my recent taste of the good old days - need to come back down again soon!

I wanted to let you know that we finally decided to go with an equity crowdfunding approach for Halespring, for a couple of reasons. For one thing, we think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of 'super-advocates' that would obviously be very valuable.

The product itself is almost ready for launch - in fact we are planning to go live this quarter! We just launched the crowdfunding campaign in 'reservation' mode, which let's people express a commitment of interest before we officially file the paperwork for a full launch. We need to clear $50k of reservations in order to do that, but even beyond that number, any early momentum will increase our overall chances of a successful round.

A good friend of mine is acting as the lead investor for the round, and he has already committed $25K. Of course, I would be grateful if you could check out the campaign site and see what you think - every bit helps. Also, it is a great opportunity to make fun of me, as I was forced to do a video pitch!

We are currently not going 'public' with this raise - we're only reaching out to our 'inner circle' to kickstart the campaign. Of course, once the campaign goes fully live, I would also welcome any help getting the word out far and wide, or even near and narrow to specific folks who might be interested.

https://wefunder.com/halespring

Thanks in advance for any help, and hope to catch up live soon.

Ex-CTO Hermus

Reply | Reply all | Forward



herm update   ✕

RESULTS IN MAIL

 ➤ me, Jeremy 3   5:26 PM
Herm update - and request!
to help Herm make it happen! >... Inbox ☆

 me 2   5:23 PM
Hermus Update
://wefunder.com/halespring > > Thank... ☆

 G ➤ me, Peter 4   5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox ☆

 M ➤ me, Martin 5   5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox ☆

 P ➤ me, Philip 7   5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox ☆

 C ➤ me, Chris 3   5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox ☆

 G GEHA   5:04 PM
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox ☆

 The New York Times   12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox ☆

 Prime Video   11:24 AM

On Wed, Apr 17, 2024 at 8:34 PM Peter Storck ⟨~~   ~~⟩ wrote:
Herm, sorry for slow reply – been backed up. Will reply in the next day or so.

On Tue, Apr 16, 2024 at 11:48 AM Michael Hermus ⟨~~   ~~⟩ wrote:
Hey Pete - hope all is well! We need to get together again soon so we can make a dent in the bi-annual cycle we have going. I am in Florida this week but let's make a plan.

I wanted to let you know that we finally decided to go with an equity crowdfunding approach for Halespring, for a couple of reasons. For one thing, we think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of 'super-advocates' that would obviously be very valuable.

The product itself is almost ready for launch - in fact we are planning to go live this quarter! We just launched the crowdfunding campaign in 'reservation' mode, which let's people express a commitment of interest before we officially file the paperwork for a full launch. We need to clear $50k of reservations in order to do that, but even beyond that number, any early momentum will increase our overall chances of a successful round.

A good friend of mine is acting as the lead investor for the round, and he has already committed $25K. Of course, I would be grateful if you could check out the campaign site and see what you think - every bit helps. Also, it is a great opportunity to make fun of me, as I was forced to do a video pitch!

We are currently not going 'public' with this raise - we're only reaching out to our 'inner circle' to kickstart the campaign. Of course, once the campaign goes fully live, I would also welcome any help getting the word out far and wide, or even near and narrow to specific folks who might be interested.

https://wefunder.com/halespring

Thanks in advance for any help, and hope to catch up live soon.

Herm























5:39 PM Mon Apr 22 87%

hermus update

RESULTS IN MAIL

me, Jeremy 3 5:26 PM
Herm update - and request!
AM Michael Hermus > wrote: >... Inbox

me 2 5:23 PM
Hermus Update
PM Michael Hermus wrote: > Hey Luk...

me, Hillary 5 5:21 PM
Hermus Update
PM Michael Hermus wrote: > D... Inbox

G me, Peter 4 5:20 PM
Herm Update
PM Michael Hermus wrote: > N... Inbox

M me, Martin 5 5:19 PM
Herm Update
PM Michael Hermus wrote: > T... Inbox

E Eric, Jake 7 5:15 PM
Financials and Form C documents revi...
for the update. Let me know on... Inbox
image.png

P me, Philip 7 5:15 PM
Herm Update
AM Michael Hermus wrote: > P... Inbox

C me, Chris 3 5:14 PM
Herm Update
, Michael Hermus > wrote: > >... Inbox

---

me 5:21 PM
to Hillary, Robert

Hey guys, hope Spain is (was?) a blast! Sorry, I forgot to add the required disclosure from WeFunder (for legal compliance) so sending it now:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

•••

On Wed, Apr 17, 2024 at 5:54 PM Michael Hermus <[redacted]> wrote:

> Dude! You hacked Hil's account lol.
>
> Enjoy Rioja time! Have a great trip.
>
> On Wed, Apr 17, 2024 at 5:41 PM Hillary Palmer <[redacted]> wrote:
>
>> Hey brother!! Congrats on all the great progress! On a plane to meet Hill in Spain so we'll take a look asap. Talk soon.
>>
>> On Tue, Apr 16, 2024 at 11:59 AM Michael Hermus <[redacted]> wrote:
>>
>>> Hey Palmer people- hope all is well! I am still in withdrawal from my recent taste of the good old days - need to come back down again soon!
>>>
>>> I wanted to let you know that we finally decided to go with an equity crowdfunding approach for Halespring, for a couple of reasons. For one thing, we think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of 'super-advocates' that would obviously be very valuable.
>>>
>>> The product itself is almost ready for launch - in fact we are planning to go live this quarter! We just launched the crowdfunding campaign in 'reservation' mode, which let's people express a commitment of interest before we officially file the paperwork for a full launch. We need to clear $50k of reservations in order to do that, but even beyond that number, any early momentum will





















5:35 PM Mon Apr 22 88%

herm update

RESULTS IN MAIL

me, Jeremy 3 — 5:26 PM
Herm update - and request!
to help Herm make it happen! >... Inbox

me 2 — 5:23 PM
Hermus Update
://wefunder.com/halespring > > Thank...

me, Peter 4 — 5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox

me, Martin 5 — 5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox

me, Philip 7 — 5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox

me, Chris 3 — 5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox

GEHA — **5:04 PM**
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox

The New York Times — 12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox

Prime Video — **11:24 AM**

On Tue, Apr 16, 2024 at 8:18 AM Michael Hermus [redacted] wrote:

Hey brothers - I really hope we can pull off this trip! Sorry I haven't been super responsive, but I did give KC's 'assistant' my availability (... freaking Kimani).

As most of you know, the reason I am distracted is that I've been working on a new venture - Halespring - for over a year. I really believe strongly in the economic opportunity, but also the chance to improve lives. The product is almost ready for launch - in fact we are planning to go live this quarter! To ensure the best chance for a successful launch, we've decided to launch an Equity Crowdfunding campaign to allow us to invest more significantly in our go-to-market effort. We also think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of 'super-advocates' that would obviously be very valuable.

We just launched the campaign in 'reservation' mode, which let's people express a commitment of interest before we officially file the paperwork for a full launch. We need to clear $50k of reservations in order to do that, but even beyond that number, any early momentum will increase our overall chances of a successful round.

To that end, here is my shameless request: I would be grateful if you take a look at the campaign site to see if it is an investment you might be personally interested in - the minimum reservation is only $100, and it's a pretty painless process! Also, it is a great opportunity to make fun of me, as I was forced to do a video pitch.

We are currently not going 'public' with this raise - we're only reaching out to our 'inner circle' to kickstart the campaign. Of course, once the campaign goes fully live, I would also welcome any help getting the word out far and wide, or even near and narrow to specific folks who might be interested.

https://wefunder.com/halespring

Thanks in advance for any help - and I really hope to see you all soon!

Herm

Reply | Reply all | Forward























5:36 PM Mon Apr 22 ••• 88%

herm update

RESULTS IN MAIL

me, Jeremy 3 — 5:26 PM
Herm update - and request!
to help Herm make it happen! >... Inbox

me 2 — 5:23 PM
Hermus Update
://wefunder.com/halespring > > Thank...

me, Peter 4 — 5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox

me, Martin 5 — 5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox

me, Philip 7 — 5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox

me, Chris 3 — 5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox

GEHA — **5:04 PM**
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox

The New York Times — 12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox

Prime Video — **11:24 AM**

---

me 5:20 PM
to Peter

Hey.. sorry, I forgot to add the required disclosure from WeFunder (for legal compliance):

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

•••

> On Wed, Apr 17, 2024 at 8:36 PM Michael Hermus [redacted] wrote:
> No worries brother - hope things are good.
>
> > On Wed, Apr 17, 2024 at 8:34 PM Peter Storck [redacted] wrote:
> > Herm, sorry for slow reply – been backed up. Will reply in the next day or so.
> >
> > > On Tue, Apr 16, 2024 at 11:48 AM Michael Hermus [redacted] wrote:
> > > Hey Pete - hope all is well! We need to get together again soon so we can make a dent in the bi-annual cycle we have going. I am in Florida this week but let's make a plan.
> > >
> > > I wanted to let you know that we finally decided to go with an equity crowdfunding approach for Halespring, for a couple of reasons. For one thing, we think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of 'super-advocates' that would obviously be very valuable.
> > >
> > > The product itself is almost ready for launch - in fact we are planning to go live this quarter! We just launched the crowdfunding campaign in 'reservation' mode, which let's people express a commitment of interest before we officially file the paperwork for a full launch. We need to clear $50k of reservations in order to do that, but even beyond that number, any early momentum will increase our overall chances of a successful round.
> > >
> > > A good friend of mine is acting as the lead investor for the round, and he has already committed



herm update   ✕

RESULTS IN MAIL

 ▶ **me, Jeremy** 3   5:26 PM
Herm update - and request!
to help Herm make it happen! >... Inbox ☆

 **me** 2   5:23 PM
Hermus Update
://wefunder.com/halespring > > Thank... ☆

 ▶ **me, Peter** 4   5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox ☆

 ▶ **me, Martin** 5   5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox ☆

 ▶ **me, Philip** 7   5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox ☆

 ▶ **me, Chris** 3   5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox ☆

 **GEHA**   5:04 PM
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox ☆

 **The New York Times**   12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox ☆

Prime Video   11:24 AM

I'm already in for $25K to help Herm make it happen!

 **me** 5:26 PM
to Jeremy, Arash, Ed, Ken, Kimani, mfalcon@alum.mit.edu ⌄

Thanks brother! Some minor housekeeping; I forgot to add the required disclosure from WeFunder (for legal compliance):

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

•••

On Tue, Apr 16, 2024 at 11:34 AM Jeremy Wolfe ✖✖✖✖ wrote:
I'm already in for $25K to help Herm make it happen!

On Tue, Apr 16, 2024 at 8:18 AM Michael Hermus ✖✖✖✖ wrote:
Hey brothers - I really hope we can pull off this trip! Sorry I haven't been super responsive, but I did give KC's 'assistant' my availability (... freaking Kimani).

As most of you know, the reason I am distracted is that I've been working on a new venture - Halespring - for over a year. I really believe strongly in the economic opportunity, but also the chance to improve lives. The product is almost ready for launch - in fact we are planning to go live this quarter! To ensure the best chance for a successful launch, we've decided to launch an Equity Crowdfunding campaign to allow us to invest more significantly in our go-to-market effort. We also think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of 'super-advocates' that would obviously be very valuable.

We just launched the campaign in 'reservation' mode, which let's people express a commitment of interest before we officially file the paperwork for a full launch. We need to clear $50k of reservations in order to do that, but even beyond that number, any early momentum will increase our overall chances of a successful round.

To that end, here is my shameless request: I would be grateful if you take a look at the campaign























5:34 PM Mon Apr 22 89%

herm update

RESULTS IN MAIL

me, Jeremy 3 5:26 PM
Herm update - and request!
to help Herm make it happen! >... Inbox

me 2 5:23 PM
Hermus Update
://wefunder.com/halespring > > Thank...

me, Peter 4 5:20 PM
Herm Update
>> Herm, sorry for slow reply –... Inbox

me, Martin 5 5:19 PM
Herm Update
> Hey Herm! Thanks for the inf... Inbox

me, Philip 7 5:15 PM
Herm Update
> Hi Herm - >> >> I hope you ar... Inbox

me, Chris 3 5:14 PM
Herm Update
.com/halespring > > Thanks in a... Inbox

GEHA **5:04 PM**
You're invited: Register for GEHA's...
email at HERM@ALUM.MIT.EDU... Inbox

The New York Times 12:16 PM
Breaking news: Yale students arreste...
Follow live updates Get more br... Inbox

Prime Video **11:24 AM**

---

me 5:23 PM
to Luke

Hey.. sorry, I forgot to add the required disclosure from WeFunder (for legal compliance):

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

...

On Tue, Apr 16, 2024 at 12:02 PM Michael Hermus [redacted] wrote:

> Hey Luke - hope all is well! I had a great time catching up in DC - as I told the Palmers, I am still suffering withdrawal from my little taste of the good old days!
>
> I wanted to let you know that we finally decided to go with an equity crowdfunding approach for Halespring, for a couple of reasons. For one thing, we think we can activate a portion of our target customer base as potential investors, which has the potential to create a small legion of 'super-advocates' that would obviously be very valuable.
>
> The product itself is almost ready for launch - in fact we are planning to go live this quarter! We just launched the crowdfunding campaign in 'reservation' mode, which let's people express a commitment of interest before we officially file the paperwork for a full launch. We need to clear $50k of reservations in order to do that, but even beyond that number, any early momentum will increase our overall chances of a successful round.
>
> A good friend of mine is acting as the lead investor for the round, and he has already committed $25K. Of course, I would be grateful if you could check out the campaign site and see what you think - every bit helps. Also, it is a great opportunity to make fun of me, as I was forced to do a video pitch!
>
> We are currently not going 'public' with this raise - we're only reaching out to our 'inner circle' to kickstart the campaign. Of course, once the campaign goes fully live, I would also welcome any help getting the word out far and wide, or even near and narrow to specific folks who might be interested.